

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2023

Siaw Tung Yeng
Chief Executive Officer
Mobile-health Network Solutions
2 Venture Drive, #07-06/07 Vision Exchange
Singapore 608526

> **Re: Mobile-health Network Solutions**
> **Amendment No. 5 to Draft Registration Statement on Form F-1**
> **Submitted December 8, 2023**
> **File No. 377-06781**

Dear Siaw Tung Yeng:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 DRS/A filed December 8, 2023

Financial Statements
Note 15 - Subsequent Events, page F-26

1. We note the expanded accounting policy for stock compensation on page F-11. Please expand the disclosure in Subsequent Events to include the aggregate fair value of the options on the August 1, 2023 grant date. Also disclose the amount of compensation expense to be recognized when the options granted on August 1, 2023 for 3,738 Class A Ordinary Shares with an exercise price of $1 per share vest immediately upon the effectiveness of the IPO.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Meng Ding